



SECUI 03014645 IMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harvest Financial Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Gateway Center, 17th Floor West
(No. and Street)

Pittsburgh, PA   15222
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Anthony C. Hladek   (412) 391-1466
                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name — if individual, state last, first, middle name)

1195 Washinton Pike, Suite 350, Bridgeville, PA   15017
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 11 2003
	THOMSON ~~FINANCIAL~~

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Anthony C. Hladek_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____, as of

___December 31_____, 19X2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Chief Financial Officer___
Title

_____
Notary Public

Notarial Seal
Judith Shifrin, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Dec. 5, 2006
Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2002 and 2001

Harvest Financial Corporation

Financial Statements
and Additional Information

Years Ended
December 31, 2002 and 2001



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of Harvest Financial Corporation (Company) as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with the filing requirements of Securities and Exchange Commission Rule 17a-5(d)(1), we have also issued a report dated January 29, 2003, on our consideration of Harvest Financial Corporation's internal control structure to the extent considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

Damratoski & Company PC
Certified Public Accountants

January 29, 2003

Page 1

Financial Statements

Harvest Financial Corporation

Balance Sheets

	December 31	
	2002	2001
Assets		
Current Assets:		
Cash (Note C)	$ 61,551	$ 133,792
Accounts receivable (Note B)	35,289	17,347
Refundable income taxes (Notes B and G)	2,091	12,616
Prepaid expenses	17,297	27,801
Clearing deposit (Note B)	50,233	50,069
Deferred tax asset (Notes B and G)	8,200	2,200
Total Current Assets	174,661	243,825
Furniture, Equipment and Improvements (Notes B and I)		
Furniture and equipment	-	59,768
Leasehold improvements	9,783	9,783
	9,783	69,551
Less accumulated depreciation	5,296	20,124
	4,487	49,427
Investment	3,300	3,300
	$ 182,448	$ 296,552

See Notes to Financial Statements.

| | December 31 | |
	2002	2001
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 65,014	$ 159,321
Accounts payable (Note J)	25,000	126
Accrued payroll and related withholdings	2,905	4,576
Accrued expenses	13,247	4,500
Total Current Liabilities	106,166	168,523
Stockholders' Equity:		
Common stock, no par or stated value; 150,000 shares authorized, 100,000 shares issued, 82,500 outstanding	71,311	71,311
Additional paid-in capital	18,731	18,731
Retained earnings	1,332	53,079
	91,374	143,121
Less treasury stock - 17,500 shares at cost	15,092	15,092
	76,282	128,029
	$ 182,448	$ 296,552

Harvest Financial Corporation

Statements of Operations

	Year Ended December 31	
	2002	2001
Revenues:		
Commission revenues	$ 2,071,754	$ 2,979,455
Other revenues	23,455	32,869
Gain on sale of fixed assets	982	-
Interest income	703	2,659
	2,096,894	3,014,983
Operating Expenses:		
Selling expenses	1,442,990	2,121,726
General and administrative expenses	702,376	935,586
Depreciation expense	11,775	12,522
	2,157,141	3,069,834
Net Loss Before Income Taxes	(60,247)	(54,851)
Income Taxes	(8,500)	(16,200)
Net Loss	$ (51,747)	$ (38,651)

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Changes
in Stockholders' Equity

	Treasury Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2001	$ (15,092)	$ 71,311	$ 18,731	$ 91,730	$ 166,680
Net Loss	-	-	-	(38,651)	(38,651)
Balance, December 31, 2001	(15,092)	71,311	18,731	53,079	128,029
Net Loss	-	-	-	(51,747)	(51,747)
Balance, December 31, 2002	$ (15,092)	$ 71,311	$ 18,731	$ 1,332	$ 76,282

See Notes to Financial Statements.

Harvest Financial Corporation

Statements of Cash Flows

	Year Ended December 31	
	2002	2001
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net loss	$ (51,747)	$ (38,651)
Adjustments to reconcile net loss to		
net cash used by operating activities:		
Depreciation	11,775	12,522
Gain on sale of fixed assets	(982)	-
Deferred income taxes	(6,000)	(8,500)
(Increase) decrease in:		
Accounts receivable	(17,942)	27,513
Refundable income taxes	10,525	(12,616)
Prepaid expenses	10,504	(3,653)
Clearing deposit	(164)	(626)
(Increase) decrease in:		
Commissions payable	(94,307)	(128,662)
Accounts payable	24,874	(5,099)
Accrued payroll and related withholdings	(1,671)	881
Accrued expenses	8,747	(8,227)
Income taxes payable	-	(23,327)
Net cash used by operating activities	(106,388)	(188,445)
Cash flows from investing activities:		
Purchase of furniture, equipment and improvements	-	(9,523)
Proceeds from sale of fixed assets	34,147	-
Net cash provided (used) by investing activities	34,147	(9,523)

See Notes to Financial Statements.

Page 5

	Year Ended December 31	
	2002	2001
Cash flows from financing activities:		
Correspondent deposit refund	-	1,138
Correspondent deposit paid	-	-
Net cash provided by financing activities	-	1,138
Net Decrease in Cash and Cash Equivalents	(72,241)	(196,830)
Cash and Cash Equivalents, beginning of year	133,792	330,622
Cash and Cash Equivalents, end of year	$ 61,551	$ 133,792

Supplemental Disclosures of Cash Flow Information:

	Year Ended December 31	
	2002	2001
Cash paid during the year for:		
Income taxes	$ -	$ 28,243

Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2002 and 2001

A. Organization

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Pittsburgh, Pennsylvania. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Fully Disclosed Basis. The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $50,000 upon which the Clearing Broker pays interest at prevailing rates.

Use of Estimates. The preparation of financial statements in Conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable. The Company considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible they will be charged to operations when that determination is made.

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Capitalization and Depreciation. Furniture, equipment, and improvements are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated methods for financial and tax reporting, respectively.

Page 6

Harvest Financial Statements

Notes to Financial Statements

Years Ended
December 31, 2002 and 2001

B. Summary of Significant Accounting Policies (Continued)

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences related primarily to depreciable assets (use of different depreciation methods). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

C. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2002, the Company did not exceed the insured limit.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2002 and 2001, the Company had net capital of $42,765 and $45,301, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 2.48 to 1 and 3.72 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2002 and 2001, there were no material differences.

E. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

Harvest Financial Statements

Notes to Financial Statements

Years Ended
December 31, 2002 and 2001

F. Pension Plan

The Company has defined contribution pension plan which covers all of its employees. Total pension expense amounted to $3,120 and $1,187 for the years ended December 31, 2002 and 2001, respectively.

G. Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*, the Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For state income tax purposes, the Company has a net operating loss carryforward at December 31, 2002 and 2001 of approximately $53,000 and $54,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of this net operating loss carryforward will be utilized prior to expiration in 2012. At December 31, 2002 and 2001, a deferred asset of $5,300 and $5,400, respectively, has been recognized.

In addition, at December 31, 2002 and 2001, a deferred tax asset of $2,900 and $2,600, respectively, has been recognized for taxable temporary differences related to a contribution carryover.

The deferred tax liability results from a depreciation timing difference due to using the modified accelerated cost recovery systems for tax purposes versus the straight-line method for financial statement reporting.

Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2002 and 2001

G. Income Taxes (Continued)

The net deferred tax asset (liability) in the accompanying balance sheets include the following components:

	2002	2001
Deferred tax asset	$ 8,200	$ 8,000
Deferred tax liability	-	(5,800)
Net asset	$ 8,200	$ 2,200

The provision for income taxes in the statements of operations consists of the following components:

	2002	2001
Currently refundable:		
Federal	$ (2,500)	$ (7,700)
Deferred taxes:		
Federal	(5,800)	(2,200)
State	-	(900)
Tax benefit of net operating loss carryforward	(200)	(5,400)
	$ (8,500)	$ (16,200)

H. Lease Commitments

The Company leases furniture and office equipment from various entities owned by certain shareholders of the Company, under four operating leases. The first lease, which was entered into in June 1998, provides for monthly payments of $2,711 and expires in June 2003. The second lease, which was entered into in August 1999, provides for monthly payments of $1,094 and expires in July 2004. The third lease, which was entered into in March, 2000, provides for monthly payments of $1,233 and expires in February 2003. The fourth lease, which was entered into in November 2002, provides for monthly payments of $2,279 and expires October 2005.

Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2002 and 2001

H. Lease Commitments (Continued)

Future obligations under these leases are as follows:

Year ending December 31		
2003	$	42,817
2004		21,329
2005		11,394
	$	75,540

In addition, the Company leases office space (4,356 square feet) under a non-cancellable operating lease, beginning on June 1, 1998 and expiring May 31, 2006 (with a 5 year extension option) which provides for monthly lease payments of $6,366 through November 2003 and increasing to $6,548 for the remainder of the term. A first amendment to this lease was signed in January 2000, which expanded the square footage of leased space by 845 square feet. This lease amendment, which was terminated in January 2002, provided for monthly lease payments of $1,343.

For the years ended December 31, 2002 and 2001, rent expense under this lease amounted to $76,392 and $92,505, respectively. The lease also provides for payments of additional rent based on expenses and taxes incurred by the landlord in excess of the amount paid in the base year. There is a one-time option to terminate the lease at the 66th month by written notice and the payment of approximately $50,000 (the unamortized portion of any concession costs contributed by the landlord). In addition, the Company was reimbursed $10,688 by DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, for the use of its office space.

The future minimum lease payments are as follows:

Year ending December 31		
2003	$	126,574

Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2002 and 2001

I. **Related Party Transactions**

As described in Note H, the Company leased furniture and office equipment from various entities owned by certain shareholders of the Company. Payments to these related parties under monthly equipment leases amounted to $65,014 and $57,984 in 2002 and 2001, respectively.

In addition, the Company sold commissions receivable to DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, which amounted to $27,473 and $44,453 in 2002 and 2001, respectively.

In November 2002, the Company sold its remaining furniture and equipment to DiBiase & Ruscetti Associates, Inc., for $34,147. As described in Note H, the Company has entered into an agreement to lease back this furniture and equipment.

J. **SEC Investigation**

The investigation by the Securities and Exchange Commission, related to the activities of a former employee of the Company, has resulted in an Amended Order Instituting Cease-And-Desist Proceeding pursuant to Section 21C of the Securities Exchange Act of 1934 as to the Company, and Order Making Findings and Imposing Remedial Sanctions and Cease-and-Desist Order, dated January 24, 2003, in Administrative proceeding file number 3-10739. The matter has been resolved with the SEC by settlement, resulting in the Order referenced above. The terms of the Order include that the Company shall, within 30 days of the entry of the Order, pay a civil money penalty in the amount of $25,000 to the United States Treasury. As of December 31, 2002, this amount has been accrued in accounts payable on the balance sheet. In addition, the Company is obliged to retain the services of an independent consultant to conduct a comprehensive review of the Company's supervisory, compliance and other policies and procedures designed to prevent and detect federal securities laws violations of the nature involved in this matter, and to recommend policies and procedures that address the deficiencies identified therein, and an effective system for implementing such policies and procedures and maintaining records that evidence compliance with such policies and procedures. The Company is in the process of complying with the Order.

The National Association of Securities Dealers has advised the Company that is has made a preliminary determination to recommend that a disciplinary action be brought against the Company, alleging violations of NASD Conduct Rule 2110, based upon an allegedly willful misrepresentation of a material fact on a Form U-5 on or about April 6, 2001. The Company responded by submitting a "Wells" submission, stating reasons why such an action should not be brought for the alleged violation. That letter was dated November 25, 2002, and the Company is aware of no further communications, nor any further actions by the NASD in this regard.

Additional Information



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

**Independent Auditor's Report on
Supplementary Information Required
by Rule 17a-5 of the Securities and
Exchange Commission**

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of Harvest Financial Corporation as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated January 29, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Damratoski & Company PC
Certified Public Accountants

January 29, 2003

Page 12

	Year Ended December 31	
	2002	2001
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 42,765	$ 45,301
Audit Adjustments:		
Current year tax provision	(2,500)	(12,037)
Deferred tax provision	(6,000)	(2,200)
Accounts receivable write-off	-	5,304
Other adjustments	(368)	133
	(8,868)	(8,800)
Changes to Non-Allowable Assets:		
Deferred tax asset	200	2,200
Other adjustments	81	182
	281	2,382
Net Capital Per Broker/Dealer's Unaudited Part II	$ 34,178	$ 38,883

Harvest Financial Corporation

Statement of Exemption from
Sec Rule 15c3-3(k)(2)(ii)

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).



Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

**Independent Auditor's Report on
Internal Control Structure Required
by SEC 17a-5**

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and additional information of
Harvest Financial Corporation (Company) for the years ended December 31, 2002 and 2001, we
considered its internal control in order to determine our auditing procedures for the purpose of
expressing our opinion on the financial statements and not to provide assurance on the internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures that we considered relevant to the objectives
stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or
aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts
for customers or perform custodial functions relating to customer securities, we did not review the
practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal
control and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgements by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraph, and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable but not absolute assurance
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit preparation of financial statements in
conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives
of the practices and procedures listed in the preceding paragraph.

Page 15

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

January 29, 2003